21002949

ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conners & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5080 Wooster Road, Suite 300
(No. and Street)

Cincinnati	Ohio	45226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conners (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Suite 150	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Conners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conners & Co., Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PETER L. NOY, Attorney at Law
NOTARY PUBLIC, STATE OF OHIO
My Commission has no expiration date, Section 147.03 R. C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-CONTENTS-

Flynn & Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Conners & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Conners & Co. Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Conners & Co. Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Conners & Co. Inc.'s management. Our responsibility is to express an opinion on Conner & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Conner & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Conner & Co. Inc.'s financial statements. The supplemental information is the responsibility of Conner & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Conners & Co. Inc.'s auditor since 2012.
February 19, 2021

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
at December 31, 2020

- ASSETS -

Cash and cash equivalents	$	32,270
Deposits with clearing broker		224,173
Receivable from clearing broker		16,922
Securities owned at fair value		-
Deferred income taxes, net		30,000
Furniture and equipment, net		3,113
Right of Use Asset		280,872
Other assets		6,777
TOTAL ASSETS	$	594,127

- LIABILITIES AND SHAREHOLDER'S EQUITY -

LIABILITIES:		
Accrued Expenses		1,825
Right of Use Liability		280,872
Total Liabilities		282,697
SHAREHOLDER'S EQUITY:		
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding		798,200
Retained earnings (deficit)		(486,770)
Total shareholder's equity		311,430
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	594,127

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2020

REVENUE:		
Commissions	$	236,802
12b-1 Fees		33,359
Trading gain on dealer account		50,134
Underwritings and Selling Groups		65,802
TOTAL REVENUE		386,097
EXPENSES:		
Employee compensation and benefits		234,746
Registered representative compensation		17,824
Clearance paid to non-brokers		28,137
Communications		61,065
Occupancy and equipment costs		42,351
Regulatory fees		35,966
Professional fees and licenses		45,147
TOTAL EXPENSES		465,236
Loss from operations		(79,139)
OTHER INCOME AND EXPENSES:		
Other income and (expenses), net		(19,293)
Payroll Protection Program		42,696
TOTAL OTHER INCOME AND EXPENSES		23,403
Loss before income taxes		(55,736)
Income tax expense		-
NET LOSS	$	(55,736)

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF SHAREHOLDER'S EQUITY
For the year ended December 31, 2020

	Common Stock	Retained Earnings (Deficit)	Total
Balance at January 1, 2020	$ 798,200	(431,034)	367,166
Net Loss	-	(55,736)	(55,736)
Balance at December 31, 2020	$ 798,200	(486,770)	311,430

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(55,736)
Reconciliation of Net Loss with Cash Flows from Operations		
Depreciation		1,357
Changes In		
Receivable from clearing brokers		(13,001)
Securities owned at fair value		88,772
Other assets		(271)
Payable to clearing broker		(83,913)
Accrued expenses		(160)
Cash Used by Operating Activities		(62,952)
BEGINNING CASH AND CASH EQUIVALENTS BALANCE		95,222
ENDING CASH AND CASH EQUIVALENTS BALANCE	$	32,270

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's viability is dependent on the strength of the investment markets in which it operates.

It is the policy of the Company to employ U.S. generally accepted accounting principles (GAAP) in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

DEPOSITS WITH CLEARING BROKER-
The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

RECEIVABLES FROM AND PAYABLE TO CLEARING AND OTHER BROKER-DEALERS-
Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at December 31, 2020.

NOTE 1 - <u>SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

FURNITURE AND EQUIPMENT-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

SECURITES OWNED AND RELATED REVENUE-
The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Mutual fund and 12b-1 fees are earned through the marketing and distribution of mutual funds and are recorded when earned.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

REVENUE RECOGNITION
Significant Judgements:
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customers enters into a buy or sell transaction, the Company charges a commissions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting Income:
The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and is recorded once all the bonds are sold. The transactions represent one performance obligation, which is the sale of the bonds. The company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company need to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

There was no contract asset or liability balance at 1/1/2020 or 12/31/2020.

Payroll Protection Program Funding:
In May 2020, the Company received funding in the amount of $42,696 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), provides for loans to qualifying organizations for amounts up to 2.5 times the average monthly payroll expenses of the qualifying organization. The loans and accrued interest are forgivable provided the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, utilities, and certain other allowable expenses within a period of up to 24 weeks and maintains other designated thresholds. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the later of a) 10 months following the borrower's covered period or b) when the SBA remits any amounts forgiven to the lender. The Company intends to use the proceeds for purposes consistent with the PPP. The Company has elected to account for the PPP funding in accordance with IAS 20, Accounting for Government Grants and Disclosures of Government Assistance. Under this standard, revenue is recognized as eligible expenses and other conditions are substantially met or incurred. During the year ended December 31, 2020, the Company recognized revenue of $42,696 as it determined eligible expenses and other conditions had been met regarding that portion of the PPP funding by December 31, 2020. This is recorded as grant income on the statement of operations.

Other Considerations
Contracts with customers may include multiple performance obligations for which the consideration is allocated between performance obligations. Depending on the terms of the contract, the Company may defer the recognition of revenue and record a contract liability when a future performance obligation has not yet occurred.

FAIR VALUE MEASUREMENTS-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

(Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under this guidance are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

RIGHT OF USE ASSETS AND LIABILITIES
Right of use assets and liabilities are stated at the estimated present value of all future payments, using the Company's estimated incremental borrowing rate. The assets and liabilities are amortized over the estimated economic life of the lease, on a straight-line basis.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2020. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended December 31, 2017 and after.

SUBSEQUENT EVENTS
The Company has evaluated the impact of events that have occurred subsequent to December 31, 2020 through February 19, 2020, which is the date the financial statements were available to be issued.

NOTE 2 - CASH AND CASH FLOW INFORMATION

At various times throughout the year, the Company may have cash in financial institutions in excess of insured limits. The Federal Deposit Insurance Corporation (FDIC) insures account balances in accounts up to $250,000 for each business depositor. Using these criteria, the Company did not have any cash in excess of insured limits as of December 31, 2020.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2020:

Furniture and fixtures	$	28,626
Equipment		28,156
		56,782
Accumulated depreciation		(53,669)
Total furniture and equipment, net	$	3,113

NOTE 4 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $1,490,000. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at December 31, 2020. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE 5 - LEASE COMMITMENTS

Right of Use Asset – Operating Lease

The Company currently leases certain office space under an operating lease on a month to month basis from a related party. The lease can be cancelled be either party at any time. Rental expense, including utilities and taxes, charged to operations for the year ended December 31, 2020 was $40,993. As of December 31, 2020 the future undiscounted annual cash flow related to this lease is to be $28,200. The corresponding right of use asset and liability to this lease was $280,872, which is to be amortized at a rate of $21,065 over its estimated 15 year life.

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company. In 2020 two stockholders' shares were purchased by the remaining stockholder giving them 100% ownership of the Company.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2020, the Company had net capital, as computed under Rule 15c3-1, of $271,540 which was $171,540 greater than its required net capital of $100,000. The Company had aggregate indebtedness of $1,825 as of December 31, 2020. The Company's net capital ratio was 0.0067 to 1.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended December 31, 2020.

NOTE 9 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 10 - RISKS AND UNCERTAINTIES – COVID-19 OUTBREAK

Prior to year-end, the World Health Organization announced a global health emergency later classified as a global pandemic as a result of the COVID-19 outbreak. The outbreak and response has impacted financial and economic markets across the World and within the United States of America. The full impact continues to evolve and as such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations Management is actively monitoring the possible effects on every aspect of the Company.

CONNERS & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$	311,430
Deduct shareholders' equity not allowable for net capital		-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		311,430
Add liabilities subordinated to claims of general creditors		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		311,430
Deductions and/or changes:		
Non-allowable assets:		
Furniture and equipment		(3,113)
Deferred tax asset; net of valuation allowance		(30,000)
Prepaid expenses		(6,777)
TOTAL DEDUCTIONS AND/OR CHANGES		(39,890)
Net capital before haircuts on securities position		271,540
Haircuts on securities:		
State and municipal securities		-
Other securities		-
Undue concentration		-
TOTAL HAIRCUTS ON SECURITIES		-
NET CAPITAL	$	271,540

CONNERS & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2020
(Continued)

Aggregate Indebtedness

Items included in statement of financial condition accounts payable and accrued expenses	$	1,825

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of aggregate indebtedness or $100,000

6 2/3% of aggregate indebtedness	$	122
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	171,540
Percentage of aggregate indebtedness to net capital		0.0067 to 1

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of December 31, 2020.

CONNERS & CO., INC.
SCHEDULE II- COMPUTEATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possesstion or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of that Rule.

EXEMPTION REPORT

Conners & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 as of the year ended December 31, 2020, under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the year ended December 31, 2020, without exception.

Conners & Co.

I, John Conners, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

John A. Conners, Shareholder

Flynn & Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Shareholders
Conners & Co. Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Conners & Co. Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 19, 2021

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com